UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ALLIED MOTION TECHNOLOGIES INC
(Name of Issuer)

                       Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

19330109
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19330109	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ACK Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 807,400 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 807,400 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 807,400 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (see Item 4)
12	TYPE OF REPORTING PERSON* IA
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 19330109	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Meisenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 807,400 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 807,400 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 807,400 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (see Item 4)
12	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 19330109	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Reilly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 807,400 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 807,400 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 807,400 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (see Item 4)
12	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a) Name of Issuer:

ALLIED MOTION TECHNOLOGIES INC

Item 1(b)	Address of Issuer's Principal Executive Offices:

455 Commerce Drive, Suite 4, Amherst NY 14228-2313

Item 2(a) Name of Person Filing:

This statement is filed by: (i) ACK Asset Management LLC (“ACK”) with respect to shares of Common Stock, par value $1.00 (“Shares”), of the Issuer beneficially owned by certain funds and managed accounts advised by ACK and through ACK’s managing members, (ii) Richard Meisenberg and (iii) John Reilly.

ACK, Richard Meisenberg and John Reilly have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b) Address or Principal Business Office:
The address of the principal business office of ACK, Richard Meisenberg and John Reilly is 777 West Putnam Avenue, Suite 300, Greenwich, CT 06830.

Item 2(c) Citizenship:

ACK is a Delaware limited liability company.  Mr. Meisenberg and Mr. Reilly are United States citizens.

Item 2(d) Title of Class of Securities:

Common Stock, par value $1.00 Per Share

Item 2(e) CUSIP Number:

19330109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
[ ] Broker or dealer registered under Section 15 of the Act;
[ ] Bank as defined in Section 3(a)(6) of the Act;
[ ] Insurance company as defined in Section 3(a)(19) of the Act;
[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); *
[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); **
[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
* ACK is filing as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
** Mr. Meisenberg and Mr. Reilly are filing as control persons in accordance with Rule 13d-1(b)(1)(ii)(G).
Item 4 Ownership:

The percentages used herein are calculated based upon the Shares of common stock issued and outstanding as of November 2, 2022 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer.

As of the close of business on December 31, 2022:

1.  ACK Asset Management LLC
(a) Amount beneficially owned: 807,400
(b) Percent of class: 5.1%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 807,400
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 807,400

2.  Richard Meisenberg
(a) Amount beneficially owned: 807,400
(b) Percent of class: 5.1%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 807,400
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 807,400

3.  John Reilly
(a) Amount beneficially owned: 807,400
(b) Percent of class: 5.1%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 807,400
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 807,400

ACK owns no Shares directly.  ACK maintains investment and/or voting power with respect to certain funds and managed accounts advised by it.  Mr. Meisenberg and Mr. Reilly are the managing members of ACK and control ACK.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of ACK, Mr. Meisenberg and Mr. Reilly may be deemed to beneficially own 807,400
Shares (constituting approximately 5.1% of the Shares outstanding). Each of ACK, Mr. Meisenberg and Mr. Reilly disclaims beneficial ownership of any of the securities covered by this statement.

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Exhibit 99.2.

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2023

ACK ASSET MANAGEMENT LLC

By:  /s/ Kenneth Cooper
Name:  Kenneth Cooper
Title:  Authorized Person

/s/ Richard Meisenberg
RICHARD MEISENBERG

/s/ John Reilly
JOHN REILLY